1. Name and Address of Reporting Person
   Pederson, Jerrold P.
   130 N Main Street
   Butte, MT 59701
   USA
2. Issuer Name and Ticker or Trading Symbol
   Touch America Holdings, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice Chairman of Board & CFO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               7600           D
Common Stock                                                                               22113.5126     I           BY TTEE RET &
                                                                                           <F1>                       SAV PLAN
                                                                                                                      (401K)

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $1.605   07/24/2         A         20000       07/24/2003 07/24/2012 Common  200000   $1.6050    200000  D
Options              002                       0                                 Stock                       <F2>
(Right to
buy)
Stock       $10.8125                                                  09/09/2006 Common                      13884   D
Options                                                                          Stock                       <F3>
(Right to
buy)
Stock       $11.25                                                    05/22/2005 Common                      12316   D
Options                                                                          Stock                       <F4>
(Right to
buy)
Stock       $11.3125                                                  09/16/2004 Common                      16200   D
Options                                                                          Stock                       <F5>
(Right to
buy)
Stock       $19.1719                                                  08/27/2008 Common                      42000   D
Options                                                                          Stock                       <F6>
(Right to
buy)
Stock       $27.5625                                                  10/25/2009 Common                      94000   D
Options                                                                          Stock                       <F7>
(Right to
buy)
Stock       $32.5                                                     08/21/2010 Common                      53600   D
Options                                                                          Stock                       <F8>
(Right to
buy)
Stock       $35.3594                                                  06/21/2009 Common                      50000   D
Options                                                                          Stock                       <F9>
(Right to
buy)
Stock       $38.6875                                                  06/26/2010 Common                      50000   D
Options                                                                          Stock                       <F10>
(Right to
buy)

Explanation of Responses:

<F1>
Includes 4,561.1616 shares acquired under the Retirement and Savings Plan (401K) since November 2000.
<F2>
11,667 shares exercisable on 7/24/03, 11,667 shares exercisable on 7/24/04 and 11,666 shares exercisable on 7/24/05.
<F3>
Vesting began on 3/10/97 in three equal installments.
<F4>
Vesting began on 1/1/96 in thre equal annual installments.
<F5>
Vesting began on 3/31/95 in three equal annual installments.
<F6>
Exercisable 8/27/2000.
<F7>
33,100 shares became exercisable on 3/10/2000. 27,800 shares became exercisable on 10/25/01. 33,100 shares became exercisable on 2/15/02.
<F8>
This option is first exercisable on 8/21/2008, except certain performance measures allow for "Early Vesting".
<F9>
Exercisable 06/21/2001.
<F10>
Exercisable 06/26/2002.

SIGNATURE OF REPORTING PERSON
/s/ Jerrold P. Pederson

DATE
02/13/2003